Filed by IntercontinentalExchange, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934, as amended
Subject Company:
CBOT Holdings, Inc.
(Commission File No. 001-32650)

PRESS RELEASE
ICE CONFIRMS ITS CURRENT MERGER PROPOSAL AS BINDING
THROUGH JULY 12 TO CBOT BOARD
Offers to Enter Dialogue on Key Value Components
Atlanta, GA (July 3, 2007) — IntercontinentalExchange, Inc. (NYSE: ICE) today issued the following statement regarding the resubmission of its merger proposal to CBOT Holdings (NYSE: BOT):
“Today ICE delivered to CBOT Holdings a signed Merger Agreement affirming its existing superior merger proposal to the Board of Directors of CBOT Holdings. CBOT Holdings may accept ICE’s merger proposal, subject to absence of material changes in the business of CBOT Holdings and certain other conditions, by countersigning the Merger Agreement and returning it to ICE at any time before 5:00 pm (Central time) on July 12, 2007 if CBOT Holdings stockholders and members reject the CME transaction and the CME merger agreement is terminated.”
“ICE remains fully committed to an ICE/CBOT combination. Over the past several months we have listened to CBOT members and stockholders and tried to address in our proposal a number of their concerns. We believe that through renewed discussions with the CBOT Holdings Board, however, ICE may be better able to address these concerns. To that end, we are prepared to enter into a dialogue with CBOT Holdings so that ICE can present CBOT Holdings stockholders and Chicago Board of Trade members a transaction that fully addresses the value of the exchange, as well as the unique components of that value, in addition to the binding proposal we have made today. We stand ready to engage in discussions regarding an enhanced CBOE exercise rights agreement, as well as other creative solutions to preserve the value of, and provide liquidity for, B-1 and B-2 memberships, including a possible tender offer.”
“The fact remains that since March 15th, ICE has proposed a superior transaction that has not been matched by CME. We continue to urge CBOT stockholders and members to reject the inferior CME proposal by voting ‘NO’ on July 9th, and preserve their opportunity to evaluate the superior ICE alternative, which has now been offered on a binding basis.”

The text of the letter sent today to the CBOT Holdings Board of Directors follows:
July 3, 2007
CBOT Holdings, Inc.
141 West Jackson Boulevard
Chicago, Illinois 60604-2929

Attention:	Charles P. Carey Chairman of the Board of Directors

Jackie Clegg Larry G. Gerdes Special Transaction Committee of the Board of Directors

James P. McMillin Non-Exercise Right Members Committee

Bernard W. Dan Chief Executive Officer
Dear Sirs and Madam,
Consistent with the representations made in our prior correspondence to you and as reflected in our definitive proxy materials, on behalf of IntercontinentalExchange, Inc. (“ICE”) and its Board of Directors, I am pleased to submit a definitive Agreement and Plan of Merger (the “Merger Agreement”) executed by ICE providing for the combination of ICE and CBOT Holdings, Inc. (“CBOT Holdings”). The Merger Agreement constitutes a binding offer of ICE subject to the terms and conditions of this letter, and memorializes in binding form the terms of our offer letter of June 12, 2007.
As we have said before, we believe that ICE’s offer provides CBOT Holdings shareholders with a clearly superior alternative to a merger with Chicago Mercantile Exchange Holdings, Inc. (“CME”). Our proposal reflects an approximately 5.3% premium over the CME merger consideration based on the share prices of ICE and CME common stock on the New York Stock Exchange as of the close of trading on July 2, 2007. Our proposal also offers greater certainty and immediate value for the CBOE exercise rights, and offers specific pricing protections through 2014 for Series B-1 and B-2 members of the Board of Trade of the City of Chicago (“CBOT”).
As the CBOT Holdings shareholders and CBOT members prepare to vote on the CME merger proposal, ICE wants to be clear that it stands by its superior proposal and is prepared to enter into a definitive Merger Agreement with CBOT Holdings as soon as the CME merger agreement is terminated upon the terms described in this letter. To that end, ICE is providing the Merger Agreement, executed by ICE, together with this letter as evidence of ICE’s commitment to CBOT Holdings and its shareholders and members.
The Merger Agreement also contains all of the exhibits thereto and a disclosure letter of ICE. If the CME merger agreement is terminated before 5:00 p.m. Chicago time on July 12, 2007, and if all of the following conditions are satisfied, the Merger Agreement will be binding on all parties:

1.	ICE shall have received, prior to 5:00 p.m. (Chicago time) on July 12, 2007, counterparts of the Merger Agreement fully executed by CBOT Holdings, CBOT and a newly formed subsidiary of CBOT Holdings (“CBOT Sub”), together with a disclosure schedule from CBOT Holdings and CBOT dated as of the date CBOT Holdings and CBOT have returned to ICE their executed counterparts of the Merger Agreement;

2.	There shall have occurred no “Material Adverse Effect” (as defined in the Merger Agreement) on CBOT Holdings or any events or circumstances that would be reasonably likely to result in a Material Adverse Effect on CBOT Holdings, in each case since October 14, 2006;

3.	From and after and including the date of this letter, CBOT Holdings shall not have amended or agreed to amend the CME merger agreement and none of CBOT Holdings, CBOT or CME shall have waived or agreed to waive any rights under the CME merger agreement in any material respect, or consented to or agreed to consent to any waiver of the CME merger agreement in any material respect; and

4.	There shall be no matter disclosed in CBOT Holdings’ or CBOT’s disclosure schedules for the Merger Agreement that was not disclosed in the CBOT Holdings and CBOT disclosure letter corresponding to the CME merger agreement, which matter has resulted in, or would reasonably be likely to result in, a Material Adverse Effect on CBOT Holdings.
Unless the CME merger agreement is terminated and CBOT Holdings, CBOT and CBOT Sub execute and deliver to ICE their counterpart to the Merger Agreement before 5:00p.m. (Chicago time) on July 12, 2007, the Merger Agreement shall be null and void regardless of any action or communication of CBOT Holdings and/or CBOT and ICE shall have no further obligation under this letter or the Merger Agreement.
ICE acknowledges that CBOT Holdings and its subsidiaries may rely on ICE’s foregoing statements if CBOT Holdings and CBOT have executed and delivered to ICE their counterparts to the Merger Agreement in accordance with the terms and conditions of this letter, provided that the Merger Agreement shall not have been previously withdrawn by ICE. Accordingly, ICE agrees that if CBOT Holdings or any of its subsidiaries commences a suit that results in a judgment against ICE for failure to comply with its obligations under the Merger Agreement or its foregoing obligation under this letter, CBOT Holdings and its subsidiaries shall be entitled to temporary and/or permanent injunctive relief to enforce such provisions, to the extent granted by a court of competent jurisdiction, without the necessity of proving the inadequacy of money damages.
The foregoing obligations of ICE under this letter shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to its rules of conflicts of laws.
Potential Enhancements to ICE’s Proposal
In the course of discussions we have had with CBOT members during the past several months, we have come to learn a great deal about their concerns. Although we have tried to address a number of these concerns in our proposal, we believe that you and we may be able to better address a number of these concerns through renewed dialogue and information-sharing. Notwithstanding that we have submitted to you an executed Merger Agreement, we are prepared to enter into such a dialogue with you at any time while you are considering our proposal or, if you prefer, as an alternative to our proposal. We would envision such dialogue including the following issues:
(1) Preserving the Value of B-1 and B-2 Memberships and Providing Liquidity to Members. Many CBOT members have voiced concerns regarding what the value of their B-1 and B-2 memberships may be in several years and whether there would be sufficient liquidity in the market for those memberships to permit them to sell their memberships for fair value. ICE is prepared to consider and discuss with you alternatives such as engaging in a tender offer for B-1 and B-2 memberships in an effort to address this issue.
(2) Alternative Integration Plan. We remain convinced that we can successfully migrate the CBOT electronic trading platform and clearing onto ICE systems within the time periods and parameters we have previously indicated. The rhetoric from both the CME and the CBOT board have understandably concerned many CBOT members, however. In order to remove this as an obstacle to a fair consideration of our superior proposal, ICE is prepared to offer you an alternative integration plan that addresses your concern about integration risk. ICE currently licenses from Atos Euronext Market Solutions (“AEMS”), on favorable terms, its Trade Registration System (TRS) front-end clearing system, and ICE is in process of extending its relationship with AEMS to include its CPS clearing software (which is currently used to clear the business of ICE Futures, the ICE OTC cleared markets and Euronext Liffe). Although we would still intend to eventually migrate CBOT trading and clearing onto ICE platforms, we believe that we can use these proven systems to eliminate any perceived gaps in our proposed integration plan. We believe that CBOT and ICE should together explore this alternative with AEMS, and we are prepared to cooperate with CBOT to investigate this alternative expeditiously.
(3) Protecting CBOE Exercise Rights. Although we continue to believe our proposed solution to the CBOE exercise rights is superior to the CME’s proposal, in which any value is predicated on the outcome of potentially lengthy, distracting, expensive and inherently uncertain litigation, we have heard from CBOT members a desire to provide additional value to “Full Members” and ease their ability to realize the consideration for the exercise rights. In the event the CME transaction is voted down by CBOT members or CBOT Holdings stockholders, we are prepared to commit ourselves to enhancing the terms of our exercise right proposal to address members’ concerns. In addition, we would also be willing to set the record date for determining eligibility for “Full Members” to receive consideration pursuant to the CBOE settlement agreement at an early date following our entering into an agreement to combine our companies. In this way, “Full Members” can qualify for the consideration in the exercise right settlement prior to the closing of the transaction, giving them the flexibility to divest their CBOT Class A stockholdings prior to the closing of our merger transaction.
We look forward to hearing from you.
Sincerely,
Jeffrey C. Sprecher
Chairman & Chief Executive Office
IntercontinentalExchange, Inc.

Additional Information
More information about the ICE proposal is available on the ICE website at www.theice.com under About ICE/Investor Relations and at www.theicecbot.com.
About IntercontinentalExchange
IntercontinentalExchange® (NYSE: ICE) operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as agricultural commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. ICE® conducts its energy futures markets through its U.K. regulated London-based subsidiary, ICE Futures, Europe’s leading energy exchange. ICE Futures offers liquid markets in the world’s leading oil benchmarks, Brent Crude futures and West Texas Intermediate (WTI) Crude futures, trading nearly half of the world’s global crude futures by volume of commodity traded. ICE conducts its agricultural commodity futures and options markets through its U.S. regulated subsidiary, the New York Board of Trade®. For more than a century, the NYBOT® has provided global markets for food, fiber and financial products. ICE was added to the Russell 1000® Index on June 30, 2006. Headquartered in Atlanta, ICE also has offices in Calgary, Chicago, Houston, London, New York and Singapore. For more information, please visit www.theice.com and www.nybot.com.
Forward-Looking Statements - Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the Agreement dated May 30, 2007, as amended on June 11, 2007, by and between ICE and the Chicago Board Options Exchange (“CBOE”), and the performance of the obligations under such Agreement; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in ICE’s filings with the Securities and

Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.
You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release.
Important Information About the Proposed Transaction and Where to Find It:
This material relates to a business combination transaction with CBOT proposed by ICE, which may become the subject of a registration statement filed with the SEC. This material is not a substitute for the joint proxy statement/prospectus that CBOT and ICE would file with the SEC if any agreement is reached or any other documents which ICE may send to stockholders in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, if and when such document becomes available, and related documents filed by ICE or CBOT without charge at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus, if and when such document becomes available may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
ICE has filed a proxy statement in connection with the special meeting of CBOT stockholders scheduled for July 9, 2007, at which the CBOT stockholders will consider the CBOT merger agreement with CME and other related matters. CBOT stockholders are strongly advised to read this proxy statement and other related documents, as they contain important information. Investors are able to obtain a free copy of the proxy statement with respect to the special meeting without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement with respect to the special meeting may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
In addition to ICE, the following officers and employees of ICE will also be participants in the foregoing proxy solicitations: Jeffrey C. Sprecher (Chairman and Chief Executive Officer), David S. Goone (Senior Vice President, Chief Strategic Officer) and Kelly L. Loeffler (Vice President, Investor Relations and Corporate Communications).
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, filed with the SEC on March 30, 2007.

Other than 1,000 shares of CBOT Class A Common Stock owned by ICE, neither ICE nor any of the other participants in either of these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT Holdings, Inc. or Chicago Mercantile Exchange Holdings Inc. None of the participants will receive any special compensation in connection with either of these proxy solicitations.
Contact:
IntercontinentalExchange:
Kelly Loeffler
VP, Investor Relations and Corporate Communications
(770) 857-4726
kelly.loeffler@theice.com
Sard Verbinnen & Co
Jim Barron/Kara Findlay
(212) 687-8080
Brad Wilks
(312) 895-4700
Crystal Clear Communications
Ellen G. Resnick
(773) 929-9292; (312) 399-9295 (c)
eresnick@crystalclearPR.com